August 8, 2025

Confidential Submission
Via EDGAR

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

RE:        Confidential Submission of Draft Registration Statement on Form S-1
for Civil Infrastructure Group Inc.

Ladies and Gentlemen:

On behalf of Civil Infrastructure Group Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the U.S. Securities and Exchange Commission (the “Commission”) a complete copy of a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the Commission (the “Staff”) prior to the public filing of the Registration Statement.

Pursuant to Section 71003 of the Fixing America’s Surface Transportation Act and based on guidance issued by the Staff in connection therewith, the Company is omitting from the Registration Statement its unaudited interim financial information as of and for the period ended March 31, 2023, because it reasonably believes that such financial statements will not be required to be included in the Registration Statement at the time of the contemplated offering.

August 8, 2025

If you have any questions with respect to this confidential submission, please do not hesitate to contact me at +1 312 728 9158.

Best regards,

/s/ Edward Best
Edward Best, Esq.
of Willkie Farr & Gallagher LLP

Enclosures

cc:	Jeremy Spivey, Chief Executive Officer Civil Infrastructure Group Inc. Mike Rowe, Chief Financial Officer, Civil Infrastructure Group Inc.

Tiffany Gidley, General Counsel, Civil Infrastructure Group Inc.

Edward Best, Esq., Willkie Farr & Gallagher LLP

Katherine Lovejoy, Esq., Willkie Farr & Gallagher LLP